                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 IFX CORPORATION
                                 (Name of Issuer)

                          Common Stock, $0.02 par value
                         (Title of Class of Securities)

                                   449518 20 8
                                 (CUSIP Number)

                         UBS CAPITAL AMERICAS III, L.P.
                                 299 Park Avenue
                            New York, New York 10171
                                Attn: Marc Unger
                                 (212) 821-4329
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              Adam H. Golden, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                  MARCH 6, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 2 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UBS CAPITAL AMERICAS III, L.P. ("AMERICAS III")
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Jersey, Channel Islands
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
                  0
              ------------------------------------------------------------------
              8.  SHARED VOTING POWER

                  Americas III beneficially owns 1,929,326 shares of Series A
                  Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible
                  Preferred Stock (convertible into 4,896,907 shares of Common
                  Stock), 2,969,930 shares of Series C Convertible Preferred
                  Stock (convertible into 2,969,930 shares of Common Stock), and
                  4,451,790 shares of Series D Convertible Preferred Stock
                  (convertible into 8,903,580 shares of Common Stock). Americas
  NUMBER OF       III also beneficially owns 5,329,500 shares of a new class of
   SHARES         convertible preferred stock ("New Preferred Stock") of the
BENEFICIALLY      Company issuable to Americas III at any time upon the exercise
  OWNED BY        of an option. Upon issuance, such preferred shares would be
    EACH          currently convertible into 5,329,500 shares of Common Stock.
 REPORTING        In addition, Americas III beneficially owns (i) 527,775 shares
  PERSON          of Series D Convertible Preferred Stock of the Company
   WITH           issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be
                  currently convertible into 1,055,550 shares of Common Stock)
                  and (ii) 2,802,132 shares of Series D Convertible Preferred
                  Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into
                  5,604,264 shares of Common Stock). (See Item 4(a)).
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 3 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

--------------------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  Americas III beneficially owns 1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock). Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).

--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  Americas III beneficially owns 1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock). Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,605,264 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  The Reporting Person beneficially owns approximately 75.4% of the Common Stock.
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UBS CAPITAL JERSEY CORPORATION II, LTD ("UBS JERSEY")
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 4 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Jersey, Channel Islands
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
                  0
              ------------------------------------------------------------------
              8.  SHARED VOTING POWER

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER
                  0
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 5 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,605,264 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  The Reporting Person beneficially owns approximately 75.4% of the Common Stock.
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 6 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  UBS CAPITAL AMERICAS III, LLC f/k/a
                  UBS CAPITAL AMERICAS (LA-ADVISOR) LLC ("ADVISOR")
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, U.S.A.
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
                  0
              ------------------------------------------------------------------
              8.  SHARED VOTING POWER

                  1,929,326 shares of Series A Convertible Preferred Stock
                  (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of
                  Series C Convertible Preferred Stock (convertible into
                  2,969,930 shares of Common Stock), and 4,451,790 shares of
                  Series D Convertible Preferred Stock (convertible into
                  8,903,580 shares of Common Stock) beneficially owned by
  NUMBER OF       Americas III. Americas III also beneficially owns 5,329,500
   SHARES         shares of New Preferred Stock of the Company issuable to
BENEFICIALLY      Americas III at any time upon the exercise of an option. Upon
  OWNED BY        issuance, such preferred shares would be currently convertible
    EACH          into 5,329,500 shares of Common Stock. In addition, Americas
 REPORTING        III beneficially owns (i) 527,775 shares of Series D
  PERSON          Convertible Preferred Stock of the Company issuable to
   WITH           Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132
                  shares of Series D Convertible Preferred Stock of the Company
                  issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of
                  Common Stock). (See Item 4(a)).
              ------------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 7 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

--------------------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  The Reporting Person beneficially owns approximately 75.4% of the Common Stock.
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                  -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 8 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
---------------------------                                  -------------------

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
-------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UBS AG
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER

                  101,543 shares of Series A Convertible Preferred Stock
                  (convertible into 416,667 shares of Common Stock), 220,913 shares of Series B Convertible Preferred Stock (convertible into 257,732 shares of Common Stock), 156,311 shares of Series
                  C Convertible Preferred Stock (convertible into 156,311 shares of Common Stock), and 234,305 shares of Series D Convertible
  NUMBER OF       Preferred Stock (convertible into 468,610 shares of Common
   SHARES         Stock) beneficially owned by UBS Capital LLC. 280,500 shares
BENEFICIALLY      of New Preferred Stock of the Company issuable to UBS Capital
  OWNED BY        LLC at any time upon the exercise of an option. Upon issuance,
    EACH          such preferred shares would be currently convertible into
 REPORTING        280,500 shares of Common Stock. In addition, (i) 27,778 shares
  PERSON          of Series D Convertible Preferred Stock of the Company
   WITH           issuable to UBS Capital LLC at any time upon the exercise of an option (upon issuance, such preferred shares would be
                  currently convertible into 55,556 shares of Common Stock) and
                  (ii) 147,480 shares of Series D Convertible Preferred Stock of the Company issuable to UBS Capital LLC at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into
                  294,960 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                   -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 9 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------                                   -------------------

--------------------------------------------------------------------------------
              8.  SHARED VOTING POWER

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).
                  -------------------------------------------------------------
              9.  SOLE DISPOSITIVE POWER

                  101,543 shares of Series A Convertible Preferred Stock (convertible into 416,667 shares of Common Stock), 220,913 shares of Series B Convertible Preferred Stock (convertible into 257,732 shares of Common Stock), 156,311 shares of Series C Convertible Preferred Stock (convertible into 156,311 shares of Common Stock), and 234,305 shares of Series D Convertible Preferred Stock (convertible into 468,610 shares of Common Stock) beneficially owned by UBS Capital LLC. 280,500 shares of New Preferred Stock of the Company issuable to UBS Capital LLC at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 280,500 shares of Common Stock. In addition, (i) 27,778 shares of Series D Convertible Preferred Stock of the Company issuable to UBS Capital LLC at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 55,556 shares of Common Stock) and
                  (ii) 147,480 shares of Series D Convertible Preferred Stock of the Company issuable to UBS Capital LLC at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 294,960 shares of Common Stock). (See Item 4(a)).
                  --------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock) beneficially owned by Americas III. Americas III also beneficially owns 5,329,500 shares of New Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into 5,329,500 shares of Common Stock. In addition, Americas III beneficially owns (i) 527,775 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into 1,055,550 shares of Common Stock) and (ii) 2,802,132 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into 5,604,264 shares of Common Stock). (See Item 4(a)).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                                   -------------------
CUSIP NO. 449518 20 8 (FOR                                   PAGE 10 OF 24 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------                                   -------------------

--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,929,326 shares of Series A Convertible Preferred Stock (convertible into 7,916,667 shares of Common Stock), 4,197,349 shares of Series B Convertible Preferred Stock (convertible into 4,896,907 shares of Common Stock), 2,969,930 shares of Series C Convertible Preferred Stock (convertible into 2,969,930 shares of Common Stock), and 4,451,790 shares of Series D Convertible Preferred Stock (convertible into 8,903,580 shares of Common Stock held by Americas III). 101,543 shares of Series A Convertible Preferred Stock (convertible into 416,667 shares of Common Stock), 220,913 shares of Series B Convertible Preferred Stock (convertible into 257,732 shares of Common Stock), 156,311 shares of Series C Convertible Preferred Stock (convertible into 156,311 shares of Common Stock), and 234,305 shares of Series D Convertible Preferred Stock (convertible into 468,610 shares of Common Stock) held by UBS Capital LLC. 5,329,500 shares and 280,500 shares of New Preferred Stock of the Company issuable to Americas III and UBS Capital LLC, respectively, at any time upon the exercise of an option. Upon issuance, such preferred shares would be currently convertible into an aggregate of 5,610,000 shares of Common Stock. In addition, (i) 527,775 shares and 27,778 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III and UBS Capital LLC, respectively, at any time upon the exercise of an option (upon issuance, such preferred shares would be currently convertible into an aggregate of 1,111,106 shares of Common Stock) and (ii) 2,802,132 shares and 147,480 shares of Series D Convertible Preferred Stock of the Company issuable to Americas III and UBS Capital LLC, respectively, at any time upon the conversion of convertible promissory notes (upon issuance, such preferred shares would be currently convertible into an aggregate of 5,899,224 shares of Common Stock). (See
                  Item 4(a)).

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  The Reporting Person beneficially owns approximately 76.3% of the Common Stock.
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 10 (this "Amendment No. 10") to the Statement on Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock"), of IFX Corporation, a Delaware corporation (the "Company"). This Amendment No. 10 is being filed to amend and restate in its entirety the Statement on Schedule 13D filed on June 26, 2000 (File No. 005-38061) (the "Original Schedule 13D"), as previously amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 filed with the Securities and Exchange Commission on July 20, 2000, October 17, 2000, March 14, 2001, May 30, 2001,
October 30, 2001, February 19, 2002, July 18, 2002, September 6, 2002 and November 14, 2002, respectively. The principal executive office of the Company is located at 15050 N.W. 79th Court, Suite 200, Miami Lakes, Florida 33016.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)and(b) The following information is given with respect to the persons filing this statement:

                  Americas III is a limited partnership formed under the laws of Jersey, Channel Islands with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. It is engaged in the business of investing in private and public companies.

                  UBS Capital Jersey Corporation II, Ltd. ("UBS Jersey") is a Jersey, Channel Islands corporation with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. UBS Jersey is a wholly owned subsidiary of UBS AG. UBS Jersey serves as the general partner of Americas III.

                  UBS Capital Americas III, LLC f/k/a UBS Capital Americas (LA-Advisor) LLC ("Advisor") is a Delaware limited liability company with its principal offices located at 299 Park Avenue, New York, New York 10171. Advisor is engaged in the business of advising and managing Americas III and other private equity investment funds.

                  UBS AG is a Swiss banking corporation with its principal offices located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is engaged in the general banking business.

                  (c) The general partner of Americas III is UBS Jersey. The present principal occupation or employment of each of the members, directors, managers and/or executive officers of each of UBS Jersey, Advisor and UBS AG is set forth on Exhibit A.

                  (d)and(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective members, directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order

                              Page 11 of 24 Pages
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Americas III is a limited partnership formed under the laws of Jersey, Channel Islands. UBS Jersey is a corporation formed under the laws of Jersey, Channel Islands. Advisor is a Delaware limited liability company. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of Advisor, all of its managers are citizens of the United States. To the knowledge of UBS AG and UBS Jersey, none of their directors and executive officers are citizens of the United States except Lawrence A. Weinbach, Joseph
J. Grano, John Costas, and Mark B. Sutton.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The purchase price paid by Americas III was (i) an aggregate of $23,750,000 in cash for the 1,929,326 shares of the Company's Series A Convertible Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"), (ii) $14,690,721.50 in cash for the 4,197,349 shares of Series B Convertible Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), (iii) (x) $6,650,000 in cash, (y) 1,425,000 shares of Common Stock and
(z) cancellation of indebtedness in the amount of $122,289, for 3,682,430 shares of Series C Convertible Preferred Stock, par value $1.00 per share ("Series C Preferred Stock"), and (iv) (x) $1,140,000 in cash, (y) 712,500 shares of Series C Convertible Preferred Stock, and (z) cancellation of indebtedness in the amount of $2,064,649.32, for 4,451,790 shares of Series D Convertible Preferred Stock, par value $1.00 per share ("Series D Preferred Stock"). In connection with the purchase of the Series C Preferred Stock, Americas III was also granted the right to exchange shares of series A preferred stock of Tutopia.com, Inc. ("Tutopia") for up to 5,329,500 shares of a newly designated class of convertible preferred stock of the Company and in connection with the purchase of the Series D Preferred Stock, Americas III was also granted the right to exchange shares of series B preferred stock of Tutopia for up to 527,775 shares of Series D Preferred Stock. The Company issued Convertible Promissory Notes to Americas III in the principal amounts of $2,755,000 and $475,000 in exchange for cash in such amounts. In connection with the issuance of the $475,000 Convertible Promissory Note, Americas III was granted a six month extension to exercise the right to exchange shares of series A preferred stock of Tutopia and series B preferred stock of Tutopia.

                  The purchase price paid by UBS Capital LLC, the wholly owned subsidiary of UBS AG, was (i) an aggregate of $1,250,000 in cash for the 101,543 shares of Series A Preferred Stock, (ii) $773,195.50 in cash for the 220,913 shares of Series B Preferred Stock, (iii) (x) $350,000 in cash, (y) 75,000 shares of Common Stock and (z) cancellation of indebtedness in the amount of $6,435 for 193,811 shares of Series C Preferred Stock, and (iv) (x) $60,000.00 in cash, (y) 37,500 shares of Series C Preferred Stock, and (z) cancellation of indebtedness in the amount of $108,665.88 for 234,305 shares of Series D Preferred Stock. In connection with the purchase of the Series C Preferred Stock, UBS Capital LLC was granted the right to exchange shares of series A preferred stock of Tutopia for up to 280,500 shares of a newly designated class of convertible preferred stock of the Company and in connection with the purchase of the Series D Preferred Stock, UBS Capital LLC was also granted the right to exchange shares of series B preferred stock of Tutopia for up to

                               Page 12 of 24 Pages

27,778 shares of Series D Preferred Stock. The Company issued Convertible Promissory Notes to UBS Capital LLC in the principal amounts of $145,000 and $25,000 in exchange for cash in such amounts. In connection with the issuance of the $25,000 Convertible Promissory Note, Americas III was granted a six month extension to exercise the right to exchange shares of series A preferred stock of Tutopia and series B preferred stock of Tutopia.

                  The source of the funds for such purchases was the working capital of Americas III and UBS Capital LLC, respectively, shares of capital stock of the Company and cancellation of indebtedness.

ITEM 4.           PURPOSES OF TRANSACTION.

                  On March 6, 2003, the Company issued to UBS Capital Americas III, L.P. ("Americas III") and UBS Capital LLC Convertible Promissory Notes, which appear as Exhibits C and D hereto (the "Notes"), in the amounts of $475,000 and $25,000, respectively. Each Note accrues interest at a rate equal to 10% per annum and matures on March 1, 2008 (the "Maturity Date"). At any time prior to the Maturity Date, the holders of the Notes can convert the principal amount of the Notes plus accrued and unpaid interest into shares of Series D Preferred Stock (or, if necessary under Delaware law, a new class of preferred stock having the same rights, preferences, and privileges as the Series D Preferred Stock) at a conversion price equal to $1.20 per share (as adjusted for stock splits, combinations, stock dividends and the like) of Series D Preferred Stock. The Series D Preferred Stock to be issued upon any such conversion shall have the same rights, preferences and privileges as the shares of the Series D Preferred Stock described below. In the event that the holders of the Notes do not own Common Stock at the time of the conversion to Series D Preferred Stock pursuant to the Notes, then, in addition to the shares of Series D Preferred Stock issuable as stated above, the holders of the Notes shall receive 0.0342 shares of Series D Preferred Stock for each dollar of the Notes plus accrued and unpaid interest converted. Alternatively, in the event that the Company enters into an agreement to issue "Qualified Financing Securities" prior to the Maturity Date, then the holders of the Notes can convert the principal amount of the Notes plus accrued and unpaid interest into Qualified Financing Securities at a conversion price equal to the purchase price per Qualified Financing Security. A "Qualified Financing Security" means a security issued by the Company pursuant to an agreement executed after March 6, 2003 that provides the Company debt or equity financing in connection with the issuance of securities by the Company consisting of common stock or other securities that are convertible, exercisable, or exchangeable into shares of the Company's common stock.

                  As previously reported, Americas III and UBS Capital LLC entered into an Amended and Restated Put Agreement, dated as of August 15, 2002, by and among the Company, Americas III and UBS Capital LLC (the "Amended and Restated Put Agreement"), appearing as Exhibit E hereto, pursuant to which Americas III and UBS AG, through its 100% ownership of UBS Capital LLC, are entitled to exchange shares of Tutopia for shares of a new class of the Company's convertible preferred stock and shares of Series D Preferred Stock. Under the Amended and Restated Put Agreement, Americas III and UBS Capital LLC are entitled to exchange shares of series A preferred stock of Tutopia for up to 5,329,500 and 280,500 shares of a newly designated

                               Page 13 of 24 Pages
class of convertible preferred stock of the Company, respectively. Such convertible preferred stock will have substantially the same terms and conditions as the Series C Preferred Stock, other than the right to participate with holders of the Common Stock in distributions by the Company upon a bankruptcy, liquidation, dissolution or winding up of the Company ("New Preferred Stock"). In addition to the shares of New Preferred Stock described above, Americas III and UBS Capital LLC are entitled to exchange shares of series B preferred stock of Tutopia for up to 527,775 and 27,778 shares of Series D Preferred Stock, respectively. The right to exchange series A preferred stock of Tutopia for New Preferred Stock was originally granted in connection with the purchase of Series C Preferred Stock described below and the right to exchange series B preferred stock of Tutopia for Series D Preferred Stock was granted in connection with the purchase of Series D Preferred Stock described below.

                  In connection with the issuance of the Notes, Americas III and UBS Capital LLC entered into an Amendment to Extend Term of the Amended and Restated Put Agreement, dated as of February 19, 2003, by and among the Company, Americas III and UBS Capital LLC (the "Amendment to Amended and Restated Put Agreement"), appearing as Exhibit F hereto, pursuant to which the expiration date of the put right was extended from February 19, 2003 until August 19, 2003.

                  In connection with the issuance of the Notes, Americas III and UBS Capital LLC entered into the First Amendment to the Fourth Amended and Restated Stockholders Agreement, dated as of March 6, 2003, by and among the Company, Americas III, UBS Capital LLC, ITI, LSC, Eidelstein, Shalom, Casty and Bursztyn, which appears as Exhibit G hereto (the "First Amendment to the Fourth Amended and Restated Stockholders Agreement"). The First Amendment to the Fourth Amended and Restated Stockholders Agreement provides procedures in the event of certain vacancies on the Company's Board of Directors.

                  As previously reported, on October 31, 2002, the Company issued to Americas III and UBS Capital LLC Convertible Promissory Notes, which appear as Exhibits H and I hereto (the "Initial Notes"), in the amounts of $2,755,000 and $145,000, respectively. The terms of the Initial Notes are identical to the Notes described above, except (i) the maturity date for each Initial Note is September 30, 2007 and (ii) a "Qualified Financing Security" means a security issued by the Company pursuant to an agreement executed after October 31, 2002.

                  As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of February 19, 2002, by and among the Company, Americas III, UBS Capital LLC, ITI, LSC, Eidelstein, Shalom, Casty and Bursztyn, which appears as Exhibit J hereto (the "Series D Purchase Agreement"). As a result of the consummation of the transactions contemplated by the Series D Purchase Agreement, on June 28, 2002, Americas III and UBS Capital LLC purchased 4,451,790 and 234,305 shares, respectively, of Series D Preferred Stock for an aggregate of $1,200,000 in cash plus the surrender of 750,000 shares of Series C Preferred Stock and cancellation of approximately $2,173,315 of indebtedness (the "Series D Financing").

                              Page 14 of 24 Pages

                  The Series D Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series D Convertible Preferred Stock of IFX Corporation, which was filed with the Secretary of State of the State of Delaware and appears as Exhibit K hereto (the "Series D Certificate of Designation"). The Series D Preferred Stock carries a liquidation preference such that, upon a bankruptcy, liquidation, dissolution or winding up of the Company (including a sale of control of the Company), each holder of Series D Preferred Stock will be entitled to receive, prior and in preference to any distribution to holders of the Common Stock, $6.00 per share (the "Stated Amount") plus dividends at the rate of 10% per annum from the date of issuance through the liquidation (the "Stated Preference"), plus, each holder of Series D Preferred Stock will be entitled to participate in distributions to Common Stock holders as if such Series D Preferred Stock were converted into Common Stock; provided, that the amount that each holder will be entitled to receive in respect of each share of Series D Preferred Stock will be limited to a maximum amount equal to 3-1/2 times the Stated Preference. The Series D Preferred Stock is entitled to vote on all matters submitted to the holders of the Common Stock and has 1.54 votes per share. The Series D Preferred Stock is convertible into Common Stock on a one-for-two basis, subject to customary anti-dilution adjustments. Pursuant to the Series D Certificate of Designation, holders of the Series D Preferred Stock have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock.

                  Simultaneously with the consummation of the Series D Financing, a Fourth Amended and Restated Stockholders Agreement, dated June 28, 2002 was entered into by and among the Company, Americas III, UBS Capital LLC, ITI, Eidelstein, Shalom, LSC, Bursztyn, and Casty appearing as Exhibit L hereto (the "Amended and Restated Stockholders Agreement"). The Amended and Restated Stockholders Agreement provides (i) for certain restrictions on transfer of shares of the Company's capital stock by the parties thereto, (ii) that, subject to certain limitations, the holders of a majority of the outstanding capital stock of the Company have the right to require the other stockholders party thereto to join in a sale of the Company and (iii) the parties with the right to designate members of the Company's Board of Directors. (See Item 4(d) below.)

                  As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of October 11, 2001, by and among the Company, Americas III and UBS Capital LLC, which appears as Exhibit M hereto (the "Series C Purchase Agreement"). As a result of the consummation of the transactions contemplated by the Series C Purchase Agreement, on February 19, 2002, Americas III and UBS Capital LLC purchased 3,682,430 and 193,811 shares, respectively, of Series C Preferred Stock for an aggregate of $7,000,000.00 plus the surrender of 1,500,000 shares of Common Stock and cancellation of approximately $128,724 of indebtedness. The Series C Preferred Stock purchased pursuant to the Series C Purchase Agreement is subject to the Amended and Restated Stockholders Agreement.

                  The Series C Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series C Convertible Preferred Stock of IFX Corporation, which was filed with the Secretary of State of the State of Delaware and which appears as Exhibit N hereto. The Series C Preferred Stock has

                               Page 15 of 24 Pages
substantially the same rights and privileges as the Series D Preferred Stock, except (i) each share of Series C Preferred Stock has a Stated Amount of $3.00 per share, (ii) each share of Series C Preferred Stock is currently convertible into 1.00 share of Common Stock, subject to customary anti-dilution adjustments and (iii) each share of Series C Preferred Stock has 2.3356 votes per share.

                  As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of March 13, 2001, by and among the Company, Americas III and UBS Capital LLC, which appears as Exhibit O hereto (the "Series B Purchase Agreement"). As a result of the consummation of the transactions contemplated by the Series B Purchase Agreement, on May 7, 2001, Americas III and UBS Capital LLC purchased 4,197,349 and 220,913 shares, respectively, of Series B Preferred Stock for a price of $3.50 per share or $15,463,918 in the aggregate. The Series B Preferred Stock purchased pursuant to the Series B Purchase Agreement is subject to the Amended and Restated Stockholders Agreement.

                  The Series B Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series B Convertible Preferred Stock of IFX Corporation, which was filed with the Secretary of State of the State of Delaware (the "Series B Certificate of Designation").

                  In connection with the Series C Purchase Agreement, an Amended Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series B Preferred Stock of the Company appearing as Exhibit P hereto was filed with the Secretary of State of the State of Delaware to amend and restate, in its entirety, the Series B Certificate of Designation previously reported. As a result, the Series B Preferred Stock has substantially the same rights and privileges as the Series D Preferred Stock, except (i) each share of Series B Preferred Stock has a Stated Amount of $3.50 per share, (ii) each share of Series B Preferred Stock is currently convertible into 1.17 shares of Common Stock, subject to customary anti-dilution adjustments and (iii) each share of Series B Preferred Stock has
1.4344 votes per share.

                  As previously reported, Americas III and UBS Capital LLC entered into a Purchase and Sale Agreement dated as of October 13, 2000, by and among ITI, Shalom, Americas III and UBS Capital LLC, which appears as Exhibit Q hereto (the "ITI Purchase Agreement"). Under the ITI Purchase Agreement, on October 13, 2000, Americas III and UBS Capital LLC purchased 1,425,000 and 75,000 shares of Common Stock, respectively, from ITI for a price of $6.00 per share or $9,000,000 in the aggregate. The Common Stock purchased by Americas III and UBS Capital LLC pursuant to the ITI Purchase Agreement was surrendered to the Company as part of the purchase price for the Series C Preferred Stock pursuant to the Series C Purchase Agreement.

                  As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of June 15, 2000, by and among the Company Americas III and UBS Capital LLC, which appears as Exhibit R hereto (the "Series A Purchase Agreement"). Under the Series A Purchase Agreement, on June 15, 2000, Americas III and UBS Capital LLC purchased 1,149,878 and 60,520 shares of Series A Preferred Stock, respectively, for a price of $12.31 per share or $14,900,000 in the aggregate. In addition, on July 17, 2000, in accordance with the Series A

                              Page 16 of 24 Pages

Purchase Agreement, Americas III and UBS Capital LLC purchased 779,447 shares and 41,024 shares of Series A Preferred Stock, respectively, for a price of $12.31 per share or $10,100,000 in the aggregate. The Series A Preferred Stock purchased pursuant to the Series A Purchase Agreement is subject to the Amended and Restated Stockholders Agreement.

                  The Series A Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series A Convertible Preferred Stock of IFX Corporation (the "Series A Certificate of Designation").

                  In connection with the Series C Purchase Agreement, an Amended Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series A Preferred Stock of the Company appearing as Exhibit S hereto was filed with the Secretary of State of the State of Delaware to amend and restate, in its entirety, the Series A Certificate of Designation previously reported. As a result, the Series A Preferred Stock has substantially the same rights and privileges as the Series D Preferred Stock, except (i) each share of Series A Preferred Stock has a Stated Amount equal to $12.31 per share, (ii) each share of Series A Preferred Stock is currently convertible into 4.10 shares of Common Stock, subject to customary anti-dilution adjustments and (iii) each share of Series A Preferred Stock has one vote per share.

                  Each Reporting Person acquired the shares reported for investment purposes. The Reporting Persons may from time to time acquire additional shares of the Company in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Preferred Stock or Common Stock in the open market or in privately negotiated transactions. The Reporting Persons' designees serving on the Board of Directors of the Company, in their capacity as directors, provide advice to and consult with the Company's management on business strategy and operations on an ongoing basis (see paragraph (d) below).

                  (a)      None.

                  (b)      None.

                  (c)      None.

                  (d) Pursuant to the Amended Series A Certificate of Designation, the Amended Series B Certificate of Designation, the Series C Certificate of Designation and the Series D Certificate of Designation (collectively referred to herein as the "Certificates of Designation"), the holders of a majority of the voting power of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, voting as a single class, are entitled to appoint a majority of the members of the Board of Directors. As such the Reporting Persons are entitled to appoint four out of seven representatives to the Company's Board of Directors, one of which is an independent director. The Amended and Restated Stockholders Agreement reflects the foregoing rights to appoint representatives to the Company's Board of

                              Page 17 of 24 Pages

Directors. In addition, the Amended and Restated Stockholders Agreement provides for the appointment of an additional independent director acceptable to parties to such agreement, including Americas III and UBS Capital LLC. Richard Capone, George Duarte and Mark O. Lama, Principals of Advisor, and Patrick Delhougne, an independent director, currently serve on the Board as designees of Americas and UBS Capital LLC and currently intend to remain on the Company's Board of Directors.

                  (e) The Company must obtain the approval of the holders of a majority of the voting power of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock voting as a class, prior to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries.

                  (f)      None.

                  (g) Pursuant to the Certificates of Designation, the Company is required to obtain the approval of a majority of the voting power of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting as a single class, prior to taking certain corporate action, including, among other things, (i) amending or modifying the Company's Certificate of Incorporation or By-Laws, (ii) subject to certain exceptions, authorizing or issuing any capital stock of the Company or any of its subsidiaries or any options, warrants or other securities exchangeable therefor, (iii) reclassifying any class or series of Common Stock into shares having any preference to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, (iv) liquidating, winding-up or dissolving the Company or any of its subsidiaries and (v) agreeing to a purchase or other acquisition of the capital stock of the Company or any of its subsidiaries.

                           See paragraph (e) above.

                  (h)      None.

                  (i)      None.

                  (j)      None.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      (i)      Based on the Company's Quarterly Report on
Form 10-Q for the quarter ended December 31, 2002, 11,963,399 shares of Common Stock were outstanding as of January 31, 2003. Americas III, UBS Jersey, Advisor and UBS AG are the beneficial owners of 1,929,326 shares of Series A Preferred Stock, 4,197,349 shares of Series B Preferred Stock, 2,969,930 shares of Series C Preferred Stock and 4,451,790 shares of Series D Preferred Stock which are currently convertible into an aggregate of 24,687,084 shares of Common Stock. In addition, the Reporting Persons beneficially own 5,329,500 shares of New Preferred Stock and 527,775 shares of Series D Preferred Stock issuable pursuant to the Tutopia Amended and Restated Put Agreement

                               Page 18 of 24 Pages
and an aggregate of 2,802,132 shares of Series D Preferred Stock issuable upon conversion of the Initial Note and the Note. Upon issuance, such shares would be convertible into 5,329,500 shares, 1,055,550 shares and 5,604,264 shares, respectively, of Common Stock, subject to anti-dilution adjustments. Such Reporting Persons, therefore, beneficially own approximately 75.4% of the issued and outstanding shares of Common Stock.

                           (ii)     UBS AG also beneficially owns 101,543 shares
of Series A Preferred Stock, 220,913 shares of Series B Preferred Stock, 156,311 shares of Series C Preferred Stock and 234,305 shares of Series D Preferred Stock which are currently convertible into an aggregate of 1,299,320 shares of Common Stock. In addition, UBS AG beneficially owns 280,500 shares of New Preferred Stock and 27,778 shares of Series D Preferred Stock issuable pursuant to the Tutopia Amended and Restated Put Agreement and an aggregate of 147,480 shares of Series D Preferred Stock issuable upon conversion of the Initial Note and the Note. Upon issuance, such shares would be convertible into 280,500 shares, 55,556 shares and 294,960 shares of Common Stock, respectively, subject to anti-dilution adjustments. Such holdings represent, in the aggregate, beneficial ownership of approximately 13.9% of the issued and outstanding Common Stock. UBS AG, therefore, is the beneficial owner of approximately 76.3% of the issued and outstanding Common Stock.

                           (iii)    The above percentages were calculated in
accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.

                  (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(i) above. UBS AG has sole power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(ii) above.

                  (c) Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Series D Purchase Agreement, the Company, Americas III, UBS Capital LLC, ITI, LSC, Bursztyn, and Casty entered into a Third Amended and Restated Registration Rights Agreement, dated as of June 28, 2002, appearing as Exhibit T hereto (the "Amended and Restated Registration Rights Agreement") in which the Company has granted the Reporting Person certain registration rights with respect to Common Stock.

                              Page 19 of 24 Pages

                  To the knowledge of the Reporting Persons, except as set forth herein or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A         List of Members, Managers, Directors and
                                    Executive Officers of Reporting Persons, attached as Exhibit A hereto.

                  Exhibit B         Joint Filing Agreement, incorporated by
                                    reference to Exhibit F to the Original
                                    Schedule 13D of the registrant (File No.
                                    005-38061) filed on June 26, 2000.

                  Exhibit C         Convertible Promissory Note issued by the
                                    Company to Americas III in the amount of $475,000, attached as Exhibit C hereto.

                  Exhibit D         Convertible Promissory Note issued by the
                                    Company to UBS Capital LLC in the amount of $25,000, attached as Exhibit D hereto.

                  Exhibit E         Amended and Restated Put Agreement, dated as
                                    of August 15, 2002, by and among the
                                    Company, Americas III and UBS Capital LLC, incorporated by reference to Exhibit M of Amendment No. 8 to Schedule 13D of the registrant (File No. 005-38061) filed on September 6, 2002.

                  Exhibit F         Agreement to Extend Term of the Amended and
                                    Restated Put Agreement, dated as of February
                                    19, 2003, by and among the Company, Americas
                                    III and UBS Capital LLC, attached as Exhibit
                                    F hereto.

                  Exhibit G         First Amendment to the Fourth Amended and
                                    Restated Stockholders Agreement, dated as of March 6, 2003, by and among the Company, Americas III, UBS Capital LLC, ITI, LSC,
                                    Eidelstein, Shalom, Casty and Bursztyn,
                                    attached as Exhibit G hereto.

                  Exhibit H         Convertible Promissory Note issued by the
                                    Company to Americas III in the amount of $2,755,000, incorporated by reference to
                                    Exhibit C of Amendment No. 9 to Schedule 13D of the registrant (File No. 005-38061) filed on November 14, 2002.

                              Page 20 of 24 Pages

                  Exhibit I Convertible Promissory Note issued by the Company to UBS Capital LLC in the amount of $145,000, incorporated by reference to Exhibit D of Amendment No. 9 to Schedule 13D of the registrant (File No. 005-38061) filed on November 14, 2002.

                  Exhibit J         IFX Corporation Series D Convertible
                                    Preferred Stock Purchase Agreement, dated as of February 19, 2002, by and among the Company, Americas III, UBS Capital LLC, ITI,
                                    LSC, Eidelstein, Shalom, Casty and Bursztyn, incorporated by reference to Exhibit K of Amendment No. 6 to Schedule 13D of the
                                    Registrant (File No. 005-38061) filed on
                                    February 19, 2002.

                  Exhibit K         Certificate of Designation, Numbers, Powers,
                                    Preference and Relative, Participating,
                                    Optional and Other Rights of Series D
                                    Convertible Preferred Stock of IFX
                                    Corporation, incorporated by reference to
                                    Exhibit D of Amendment No. 7 to Schedule 13D of the registrant (File No. 005-38061) filed on July 18, 2002.

                  Exhibit L         Fourth Amended and Restated Stockholder's
                                    Agreement, dated as of June 28, 2002, by and among the Company, Americas III, UBS Capital
                                    LLC, International Technology Investments
                                    LC, LSC, LLC, Jak Bursztyn, Lee Casty, Joel
                                    Eidelstein and Michael Shalom (excluding exhibits), incorporated by reference to
                                    Exhibit E of Amendment No. 7 to Schedule 13D of the registrant (File No. 005-38061) filed on July 18, 2002.

                  Exhibit M         IFX Corporation Series C Convertible
                                    Preferred Stock Purchase Agreement, dated as of October 11, 2001, by and among the Company, Americas III and UBS Capital LLC, incorporated by reference to Exhibit K of Amendment No. 5 to Schedule 13D of the registrant (File No. 005-38061) filed on October 30, 2001.

                  Exhibit N         Certificate of Designation, Numbers, Powers,
                                    Preference and Relative, Participating,
                                    Optional and Other Rights of Series C
                                    Convertible Preferred Stock of IFX
                                    Corporation, incorporated by reference to
                                    Exhibit D of Amendment No. 6 to Schedule 13D of the registrant (File No. 005-38061) filed on February 19, 2002.

                  Exhibit O         Purchase Agreement, dated as of March 13,
                                    2001, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits), incorporated by reference to Exhibit H of Amendment No. 3 to Schedule 13D the registrant (File No. 005-38061) filed on March 14, 2001.

                               Page 21 of 24 Pages

                  Exhibit P         Amended Certificate of Designation, Numbers,
                                    Powers, Preference and Relative,
                                    Participating, Optional and Other Rights of
                                    Series B Convertible Preferred Stock of IFX
                                    Corporation incorporated by reference to
                                    Exhibit G of Amendment No. 6 to Schedule 13D of the Registrant (File No. 005-38061) filed on February 19, 2002.

                  Exhibit Q         Purchase and Sale Agreement, dated as of
                                    October 13, 2000, by and among ITI, Shalom,
                                    Americas III and UBS Capital LLC (excluding exhibits), incorporated by reference to
                                    Exhibit G of Amendment No. 2 to Schedule 13D of the registrant (File No. 005-38061) filed on October 17, 2000.

                  Exhibit R         Purchase Agreement, dated as of June 15,
                                    2000, by and among the Company, Americas III and UBS Capital LLC (excluding exhibits), incorporated by reference to Exhibit B to the Original Schedule 13D of the registrant
                                    (File No. 005-38061) filed on June 26, 2000.

                  Exhibit S         Amended Certificate of Designation, Numbers,
                                    Powers, Preference and Relative,
                                    Participating, Optional and Other Rights of
                                    Series A Convertible Preferred Stock of IFX
                                    Corporation incorporated by reference to
                                    Exhibit J of Amendment No. 6 to Schedule 13D of the registrant (File No. 005-38061) filed on February 19, 2002.

                  Exhibit T         Third Amended and Restated Registration
                                    Rights Agreement, dated as of June 28, 2002, by and among Americas III, UBS Capital LLC,
                                    ITI, LSC, LLC, Jak Bursztyn and Lee Casty, incorporated by reference to Exhibit N of Amendment No. 7 to Schedule 13D of the registrant (File No. 005-38061) filed on July 18, 2002.

                  Exhibit U         Limited Power of Attorney of UBS Jersey
                                    incorporated by reference to Exhibit Q of Amendment No. 9 to Schedule 13D of the registrant (File No. 005-38061) filed on November 14, 2002.

                               Page 22 of 24 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2003

                                            UBS CAPITAL AMERICAS III, L.P.
                                             By:   UBS Capital Americas III, LLC

                                            By: /s/ Mark O. Lama
                                                --------------------------------
                                                Name:  Mark O. Lama
                                                Title: Principal

                                            By: /s/ George Duarte
                                                --------------------------------
                                                Name:  George Duarte
                                                Title: Partner

                                            UBS CAPITAL JERSEY CORPORATION II,
                                            LTD.

                                            By: /s/ Sheila Carnicelli
                                                --------------------------------
                                                Name:  Sheila Carnicelli
                                                Title: Attorney-in-Fact

                                            By: /s/ Sandra Ward Costin
                                                --------------------------------
                                                Name:  Sandra Ward Costin
                                                Title: Attorney-in-Fact

                               Page 23 of 24 Pages

                                            UBS CAPITAL AMERICAS III, LLC

                                            By: /s/ Mark O. Lama
                                                --------------------------------
                                                Name:  Mark O. Lama
                                                Title: Principal

                                            By: /s/ George Duarte
                                                --------------------------------
                                                Name:  George Duarte
                                                Title: Partner

                                            UBS AG

                                            By: /s/ Robert Mills
                                                --------------------------------
                                                Name:  Robert Mills
                                                Title: Managing Director

                                            By: /s/ Robert Dinerstein
                                                --------------------------------
                                                Name:  Robert Dinerstein
                                                Title: Managing Director

                              Page 24 of 24 Pages